AH 3.25.2004

cm 3.23

04003104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GORDON & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Pleasant Street
(No. and Street)

Watertown (City) Massachusetts (State) 02472 (Zip Code)

RECEIVED MAR 01 2004 WASH. DC 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison D. Salke (617) 924-7997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

70 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison D. Salke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

MY COMMISSION EXPIRES 08-06-2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Fxxxxxxxxxxxxxx~~.Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PMN

INDEPENDENT AUDITOR'S REPORT

PARTNERS
GORDON & CO.
Watertown, Massachusetts

We have audited the accompanying statements of financial condition of Gordon & Co. (the Partnership) as of December 31, 2003 and 2002, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gordon & Co. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 15, 16 and 17 is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin + Nangle
Certified Public Accountants

January 14, 2004

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street	175 Paramount Drive	265 Essex Street
Boston, MA 02110-1905	Raynham, MA 02767-1066	Salem, MA 01970-3400
617/426-9440	508/880-4955	978/741-4237
Fax No. 617/423-3955	Fax No. 508/823-6976	Fax No. 978/745-4424

GORDON & CO.

(A Partnership)

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2003	2002
ASSETS		
Cash and cash equivalents	$ 2,160,189	$ 5,696,466
Deposits with clearing organizations	120,000	110,000
Receivables from brokers, dealers and clearing organizations	4,186,780	98,700
Receivables from customers	15,928	31,645
Notes receivable from customers, net (Note C)	-	-
Securities owned, at market value	1,984,752	1,227,305
Equipment and improvements - net	1,002,972	633,177
Other assets	52,770	10,214
	$ 9,523,391	$ 7,807,507
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Payables to customers	$ 4,537,817	$ 38,859
Payables to brokers, dealers and clearing organizations	-	14,112
Securities sold, not yet purchased	18,427	59,862
Accrued expenses and other liabilities	19,893	18,090
	4,576,137	130,923
Partners' capital	4,947,254	7,676,584
	$ 9,523,391	$ 7,807,507

See notes to financial statements.

GORDON & CO.

(A Partnership)

STATEMENTS OF OPERATIONS

	Year ended December 31	
	2003	2002
REVENUES:		
Net losses on option transactions (including unrealized loss of $275,923 in 2003 and $1,903,666 in 2002)	($ 28,956)	($ 1,359,289)
Interest	82,897	139,980
Other income	295,806	199,732
	349,747	(1,019,577)
EXPENSES:		
Compensation and benefits	489,944	657,369
Other operating costs	1,127,413	2,849,444
	1,617,357	3,506,813
NET LOSS	($ 1,267,610)	($ 4,526,390)

See notes to financial statements.

PMN

GORDON & CO.

(A Partnership)

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

YEARS ENDED DECEMBER 31, 2003 AND 2002

	General Partner	Limited Partners	Total
BALANCE, December 31, 2001	$ 13,111,736	$ 2,167,939	$ 15,279,675
Capital contributions	558,870	196,205	755,075
Net loss	(4,572,011)	45,621	(4,526,390)
Federal and state taxes paid on behalf of partners	-	(18,516)	(18,516)
Capital withdrawals	(3,472,452)	(340,808)	(3,813,260)
BALANCE, December 31, 2002	5,626,143	2,050,441	7,676,584
Capital contributions	274,865	58,911	333,776
Net loss	(1,280,912)	13,302	(1,267,610)
Federal and state taxes paid on behalf of partners	(83,212)	(40,165)	(123,377)
Capital withdrawals	(1,457,770)	(214,349)	(1,672,119)
BALANCE, December 31, 2003	$ 3,079,114	$ 1,868,140	$ 4,947,254

See notes to financial statements.

GORDON & CO.

(A Partnership)

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($ 1,267,610)	($ 4,526,390)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	18,023	7,899
Provision for doubtful accounts	-	1,497,371
(Increase) decrease in operating assets:		
Deposits with clearing organizations	(10,000)	-
Receivables from brokers, dealers and clearing organizations	(4,088,080)	406,100
Receivables from customers	15,717	72,345
Securities owned	(757,447)	1,929,635
Accrued interest on notes receivable	(42,110)	(7,400)
Other assets	(446)	7,957
Increase (decrease) in operating liabilities:		
Payables to customers	4,498,958	(80,459)
Payables to brokers, dealers and clearing organizations	(14,112)	(208,486)
Securities sold, not yet purchased	(41,435)	48,438
Accrued expenses and other liabilities	1,803	(2,230)
Total adjustments	(419,129)	3,671,170
Net cash used in operating activities	(1,686,739)	(855,220)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to equipment and improvements	(387,818)	(367,413)
Net cash used in investing activities	(387,818)	(367,413)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from capital contributions	333,776	755,075
Capital withdrawals	(1,795,496)	(3,831,776)
Net cash used in financing activities	(1,461,720)	(3,076,701)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,536,277)	(4,299,334)
CASH AND CASH EQUIVALENTS, beginning of year	5,696,466	9,995,800
CASH AND CASH EQUIVALENTS, end of year	$ 2,160,189	$ 5,696,466

See notes to financial statements.

GORDON & CO.

(A Partnership)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

A. Summary of Significant Accounting Policies:

Description of business:

Gordon & Co. (the Partnership), a Massachusetts limited partnership, is a registered broker/dealer engaged primarily in the writing of limited price put and call options. Under the terms of such options, expiration prices are established. If the market price of the underlying security falls to or below (call options) or rises to or above (put options) the expiration price, the option expires. Upon issuance of each option, Gordon & Co. agrees to repurchase the option prior to expiration for certain specified prices. An option may be exercised; but, if it is not exercised, modified or repurchased, it expires at the end of the term of the option, as determined either by the expiration price or the expiration date of the option. The expiration price provision limits the off-balance sheet market risk, should there be an unfavorable change in the price of the underlying financial instrument. If a put option expires, Gordon & Co.'s policy is to immediately purchase the underlying security to cover its short position.

Principal customers are individuals located throughout the United States who are familiar with the type of risk associated with these investments, and who satisfy the options disclosure and suitability requirements imposed by the NASD.

Accounting for option income:

Option income is recognized over the term of the option, measured by the difference between the premiums received for writing and/or modifying the option and the amount of the Partnership's obligation to repurchase the option. For covered options, the amount of the repurchase obligation is considered in determining the realizable value of the underlying securities.

Cash equivalents:

For purposes of the statements of cash flows, the Partnership considers money market mutual funds, commercial paper and all highly liquid debt instruments with maturity of three months or less when purchased to be cash equivalents.

A. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers:

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers.

Securities transactions and valuation of securities:

Securities transactions are recorded on a trade date basis. Securities, most of which are subject to outstanding put or call options, are recorded at realizable value, taking into account the repurchase provisions included in the options. Changes in the realizable value of securities are included in income.

Receivables from brokers, dealers and clearing organizations are collateralized in part by securities borrowed or sold. Receivables from customers are partially collateralized by securities owned by customers which are not reflected in the financial statements.

A. Summary of Significant Accounting Policies - (continued):

Securities-lending activities:

Securities borrowed are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Partnership to deposit cash, letters of credit, or other collateral with the lender. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair value of financial instruments:

The Partnership's financial instruments, except as discussed elsewhere, are recorded at carrying amounts which approximate fair value.

Equipment and improvements:

Equipment and improvements are reported at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed by use of accelerated methods over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred.

Allocation of partnership income:

Class B limited partners receive a guaranteed payment equal to 7-1/2% of their average capital in the limited partnership. The special limited partners receive the lesser of their allocated share of the partnership's net income or a guaranteed payment equal to 10% of their average capital in the limited partnership.

A. Summary of Significant Accounting Policies - (continued):

Allocation of partnership income: – (continued):

Net income of the Partnership remaining after the guaranteed payments to the limited partners is allocated to the general partner.

Income taxes:

Federal and state income taxes are not payable or provided for by the Partnership, as individual partners are liable for income taxes on their distributive share of Partnership taxable income.

B. Cash Segregated Under Federal Regulations:

Cash of $200,000 and $90,001, at December 31, 2003 and 2002, respectively, was segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. No additional deposit was necessary to meet the required reserve computed as of December 31, 2003 and 2002.

C. Notes Receivable From Customers:

The Partnership has two notes receivable from customers totaling $1,497,371 for which it established an allowance for the full amount because the amounts were doubtful of collection. The accrual of interest on these notes has been discontinued.

D. Equipment and Improvements:

Equipment and improvements are summarized as follows:

	December 31	
	2003	2002
Automobile	$ 49,586	$ 49,586
Furniture and fixtures	46,165	59,056
Office equipment	65,773	28,830
Leasehold improvements	-	60,893
Software	960,617	649,219
	1,122,141	847,584
Less accumulated depreciation and amortization	(119,169)	(214,407)
	$ 1,002,972	$ 633,177

Included with software at December 31, 2003 and 2002 is $896,817 and $585,419, respectively, of customized software costs for the design of new trading and back office software. The software is not operational and, thus, is not being amortized.

E. Payables to Brokers, Dealers and Clearing Organizations:

Payables to brokers, dealers and clearing organizations are collateralized by securities purchased.

F. Securities Owned and Sold, Not Yet Purchased:

	2003	2002
Market value of securities owned	$ 2,842,223	$ 1,330,483
Less reduction of securities valuation to reflect the repurchase provisions of options sold (Note A)	857,471	103,178
	$ 1,984,752	$ 1,227,305
Cost of securities owned	$ 6,412,418	$ 4,912,750
Market value of securities sold, not yet purchased	$ 15,680	$ 54,900
Plus increase in securities valuation to reflect the purchase provisions of options sold (Note A)	2,747	4,962
	$ 18,427	59,862
Cost of securities sold, not yet purchased	$ 15,977	$ 53,958

At December 31, 2003 and 2002, seven and three securities accounted for approximately 57% and 73% of the market value of securities owned, respectively.

At December 31, 2003 and 2002, all outstanding put and call options were covered.

G. Line of Credit:

The Partnership has available a line of credit, expiring March 15, 2004, which permits the Partnership to borrow the lesser of $10,000,000 or 70% of eligible current market value of securities, with interest at the bank's prime rate. No borrowings were outstanding as of December 31, 2003. All securities and investment property of the Partnership are pledged as collateral.

H. Employee Benefits:

During 2002, the Partnership sponsored a 401(K) Plan and a Profit Sharing Plan. The 401(K) Plan entitles all full-time employees to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Partnership is obligated to contribute 3% of an employee's salary to the Plan on an annual basis. During 2002, the Partnership merged the Profit Sharing Plan into the 401(K) Plan. Partnership contributions to these Plans amounted to $14,271 and $67,953 in 2003 and 2002, respectively.

I. Concentration of Credit Risk:

The Partnership maintains its cash balances at several financial institutions, and invests excess funds in money market mutual funds. Balances deposited in commercial banks are insured by the Federal Deposit Insurance Corporation, up to $100,000, while the balances invested in money market mutual funds are not insured. As of December 31, 2003 and 2002, the uninsured balances aggregated approximately $2,117,000 and $5,666,000, respectively.

J. Lease Commitments:

During 2003, the Partnership entered into a non-cancelable operating lease with a related party for office space. The lease expires in March, 2008, and contains escalating clauses for operating expenses and real estate taxes. The following is a schedule, by years, of future minimum rental payments, without regard to escalation clauses, on this operating lease as of December 31, 2003:

Year ending December 31:	
2004	$ 42,608
2005	43,778
2006	44,948
2007	46,117
2008	11,700
Total minimum payments required	$ 189,151

Rent expense for the years ended December 31, 2003 and 2002 amounted to $57,406 and $69,239 respectively.

K. Net Capital Requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $3,627,282, which was $3,323,435 in excess of its required net capital of $303,847. The Partnership's net capital ratio was 1.26 to 1, at December 31, 2003.

L. Related Party Transactions:

The Partnership has entered into an agreement with a computer consulting company for monthly computer maintenance, and has contracted with this company to design new trading and back office software. This company is partly owned by the Partnership's chief executive officer who is also a limited partner in the Partnership.

Computer maintenance expense and related software design amounted to $551,398 and $606,188 for the years ended December 31, 2003 and 2002, respectively.

During 2002, the Partnership entered into a consulting agreement with a company which is owned by a party who is a limited partner in the general partner of the Partnership. Consulting expense under this agreement amounted to $204,088 and $463,953 for the years ended December 31, 2003 and 2002, respectively.

During 2003, the partnership entered into a lease agreement for office space with an entity in which the general partner and several limited partners of the Partnership hold interests. Lease payments under this agreement totaled $31,590 for the year ended December 31, 2003.

M. Other Income/Operating Costs:

During 2003, the Partnership recovered approximately $150,000 of amounts due from customers which had been previously written off as uncollectible. This amount is included with other income in the Statements of Operations.

During 2002, the Partnership established a reserve of $1,497,371 for possible uncollectibility against the outstanding balances of the two notes receivable. This amount is included with other operating costs in the Statements of Operations.

SUPPLEMENTARY INFORMATION

GORDON & CO.

(A Partnership)

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital:		
Total Partners' capital qualified for net capital		$ 4,947,254
Deductions and/or charges:		
Non-allowable assets:		
Equipment and improvements - net	$ 1,002,972	
Other assets	52,770	(1,055,742)
Net capital before haircuts		3,891,512
Haircuts:		
Cash equivalents	37,656	
Securities owned	207,603	
Undue concentrations	18,971	(264,230)
NET CAPITAL		$ 3,627,282

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Payables to customers	$ 4,537,817
Accrued expenses and other liabilities	19,893
AGGREGATE INDEBTEDNESS	$ 4,557,710

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker/dealer	$ 250,000
Minimum net capital required (6.67% of aggregate indebtedness)	$ 303,847
Excess net capital at 1000%	$ 3,171,511
Excess net capital	$ 3,323,435
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.26 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION:

There are no differences between the amounts reported by the Partnership in Part II of the unaudited Form X-17A-5 as of December 31, 2003 and the amounts above.

GORDON & CO.

(A Partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3

AS OF DECEMBER 31, 2003

CREDIT BALANCES:		
Free credit balances and other credit balances in customer's securities accounts	$	132,305
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		-
Other	(	300)
Total credit items	$	132,005
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	11,922
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
Total debit items	$	11,922
RESERVE COMPUTATION:		
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$	120,083
REQUIRED RESERVE (105%)	$	126,087
AMOUNT HELD ON DEPOSIT IN RESERVE BANK ACCOUNTS, December 31, 2003	$	200,000

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION:

There are no differences between the amounts reported by the Partnership in Part II of the unaudited Form X-17A-5 as of December 31, 2003 and the amounts above.

GORDON & CO.

(A Partnership)

INFORMATION RELATING TO POSSESSION OR CONTROL REQURUREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2003

Customers' fully paid and excess margin securities are in respondent's possession or control as of the report date.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

GORDON & CO.
Watertown, Massachusetts

In planning and performing our audit of the financial statements of Gordon & Co. (the Partnership) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons; and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-3400
978/741-4237
Fax No. 978/745-4424

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin + Nangle

Certified Public Accountants

January 14, 2004